Disposal of Treasury Stocks as Employee Award

On April 15, the Executive Management Committee of POSCO has resolved the plan on the disposal of the treasury stocks as follows:

¡à Purpose: Best Performance and Continuous Services Award
¡à Planned amount: One Hundred Forty Nine Million One Hundred Fifty Thousand Korean Won (KRW 149,150,000)
¡à Category and Number of Shares to be Disposed: Common Shares — 475 Shares
¡à Disposal Method: Over-The-Counter Trading
¡à Disposal Period: April 16 ~ 21, 2014 (4 days)
¡à Security Brokerage Firm: None

¡Ø The Agenda ‘Disposal of Treasury Stocks as Employee Award’ was approved at the Board of Directors’ Meeting held on February 7, 2013, where the responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee